Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gravity Power Inc.
945 Ward Drive, #28
Santa Barbara, CA 93101
https://www.gravitypower.net/

Up to $1,234,999.50 in Preferred B-2 Stock at $0.75
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Gravity Power Inc.
Address: 945 Ward Drive, #28, Santa Barbara, CA 93101
State of Incorporation: DE
Date Incorporated: November 17, 2008

Terms:

Equity

Offering Minimum: $9,999.75 | 13,333 shares of Preferred B-2 Stock
Offering Maximum: $1,234,999.50 | 1,646,666 shares of Preferred B-2 Stock
Type of Security Offered: Preferred B-2 Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $249.75

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Incentives:

Friends of Gravity Power: If you reserved shares before the offering opened and invest at least $250 and receive 10% bonus shares

Time-Based Incentives:

Very Super Early Bird Bonus: Invest at least $250 within the first 48 hours and receive 40% bonus shares

Super Early Bird Bonus: Invest at least $250 within the first week and receive 20% bonus shares

Early Bird Bonus: Invest at least $250 within the first month and receive 10% bonus shares

Amount-Based Incentives:

Invest $500+ and receive 5% Bonus Shares.

Invest $1,000+ and receive 10% Bonus Shares.

Invest $2,500+ and receive 15% Bonus Shares.

Invest $5,000+ and receive 20% Bonus Shares.

Invest $10,000+ and receive 30% Bonus Shares.

Invest $20,000+ and receive 35% Bonus Shares.

Invest $30,000+ and receive 40% Bonus Shares.

Invest $40,000+ and receive 50% Bonus Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Gravity Power will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred B-2 Stock at $ 0.75 / share, you will receive 110 shares of Preferred B-2 Stock, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gravity Power Inc. ("Gravity Power" or the "Company") is a pre-revenue Delaware corporation that offers a technology for long-duration, grid-connected electrical energy storage. The Company's business model is projected to consist of licensing the technology and offering technical support focused on electric load-serving entities, independent power producers, transmission companies, and similar entities.

We intend to offer our technology across the globe through direct-to-business channels and through intermediaries, such as engineering companies. The Company believes that it is a favorable investment because of unbeatable customer value (we have what we believe is the only storage tech that is low-levelized cost, environmentally benign, high efficiency, and straightforward to site), broad patent protection (4 patents in 20 countries), an active investment climate for energy storage, and an attractive share price.

The Company's plants are projected to provide long-duration energy storage (4-16 hours, daily cycle). The long-duration energy storage segment is primarily for daily generation shifting. The main carbon-free generation resources (wind, solar, geothermal, and nuclear) cannot follow load. Therefore, grid decarbonization requires that energy be shifted within each day, that is, stored during hours of overgeneration (typically solar in the middle of the day, wind late at night, and base load plants, such as geothermal and nuclear, during periods of low demand), then delivered into the hours of peak demand (in the US usually late afternoon-evening and, to a lesser extent, the morning before the solar resource ramps up).

Solar generation is projected to be over half of the new US electrical generating capacity in 2023. To make that energy useful, the electrical grid will need to either (1) back up that supply with fossil-fuel-fired turbines or (2) store large portions of that energy to be supplied when it is useful. According to Allied Market Research, the global market for energy storage was $188.5 billion in 2020 and is projected to grow to $435.4 billion in 2030.

We believe that the Gravity Power technology offers the only technology with the cardinal virtues for energy storage: (1) low levelized cost (2) minimal environmental impact (3) high round trip efficiency and (4) relative ease of siting and permitting. Gravity Power works by hydraulic lifting/descending of an underground piston, coupled with a conventional hydroelectric powerhouse, to store and re-generate electricity.

Gravity Power holds 4 key, competition-blocking patents on this technology, in 20 countries. Energy storage is essential to decarbonizing the grid; Gravity Power believes that it can capture much of the global market, estimated to be $1 trillion by 2040, and make a sizable dent in climate change, all with a potentially capital-efficient, lucrative business model.

Gravity Power Inc. was created on November 17, 2008, as Launchpoint Innovations LLC, on September 29, 2009, the Company name was changed to Gravity Power, LLC, and eventually converted to a newly formed Delaware corporation on July 24, 2023.

Gravity Power LLC Patent Summary

As of March 2023, Gravity Power has patent protection in 20 countries covering the major world markets. Provisional patent applications were first filed by LaunchPoint Technologies in 2008. As part of the Series A investment that closed in early 2009, an

exclusive license to all patents derived from these provisional patent applications was granted to LaunchPoint Innovations, later renamed Gravity Power LLC.

LaunchPoint Technologies filed a full application with the World Intellectual Property Organization ("WIPO") on February 5 th , 2009 (International Publication WO 2009/100211 A2). This application included several implementations of gravitational potential energy storage systems and related designs. The first U.S. Patent (8,166,760) was issued on May 1, 2012. This primarily covers a multiple-piston version of the GPP. The related patent CN103,321,850B was issued in China in 2016.

GP subsequently filed a divisional application in the U.S. to cover our current single-piston GPP design, and amended our foreign applications to focus on this design as well. These all have the benefit of the same priority dates as the original 2008 provisional applications. This resulted in the award of U.S. patent 8,966,899 on March 3, 2015, and foreign patents 5441930 in Japan, 333713 in Mexico, 2713742 in Canada, 10-1,590,806 in South Korea, PI0907201-2 in Brazil and EP2263006B1 in Europe. The European patent is validated in nine countries.

On May 27, 2014, the USPTO issued patent 8,737,558 in response to GP's mechanical cable-based Divisional Application. Related patent CN101,932,830B was issued in China in 2013.

In 2013 GP filed a provisional patent application to cover design improvements developed over the previous two years to make the GPP a more economic system with less technical complexity and risk. This was followed by both US (14/465,736) and international (PCT/US2014/052187) patent applications in August 2014. In February 2016, GP initiated National Phase filings for coverage in China, South Africa, Australia, Japan, and the European Patent Office. These applications resulted in the award of patent 9,869,291 in the US, CN105,556,112B in China, 2016/01739 in South Africa, AU2014308692 in Australia, JP6479806 in Japan and EP3036433 in Europe. The European patent is validated in Germany, the UK, France, Ireland, and Switzerland. In August of 2020 related patent AU2018236818 was issued in Australia.

In 2021 GP filed application PCT/US22/27578 covering GPP seal system maintenance, replacement, and seismic isolation. In 2022 GP filed provisional application 63/338,325 covering offshore installation of Gravity Power Plants. In 2023 GP filed Provisional 63/489,126 covering above-ground installation of Gravity Power Plants. In 2021, title to all Gravity Power IP was assigned to Gravity Power LLC.

Measures to protect B-2 shareholders from a pending licensing dispute with a third party. As of January 5, 2017, Gravity Power LLC (the predecessor entity to Gravity Power Inc) entered into a license agreement with GEAG of Germany, granting them the right to sell energy storage plants using the patented Gravity Power technology in parts of Europe, provided that GEAG pay to Gravity Power LLC regular license fees in amounts stipulated by the license agreement between the two companies. GEAG fell into default on the payment of license fees as of 31 December 2017. Gravity Power LLC permitted the license agreement to remain in effect for 26 months, to give GEAG ample opportunity to cure its default. Gravity Power LLC formally terminated the

license agreement for uncured default on 28 February 2020.

GEAG has claimed the right to be reimbursed by Gravity Power Inc for certain costs, in the amount of €1,197,352.58, but has not provided evidence supporting this claim, despite Gravity Power LLC's request for it. Gravity Power Inc disputes this claim. Furthermore, even if GEAG's claim were sustained, Gravity Power Inc takes the position that that it is largely offset by past due license fees which GEAG owes Gravity Power Inc., in the amount of €1,050,000. Finally, GEAG's claim appears to be fully vitiated by the applicable Statute of Limitations. In light of these facts, Gravity Power Inc considers the GEAG claim to be baseless.

If an award to GEAG were compelled by a final adjudication, it would reduce the amount of cash available to Gravity Power Inc to fund its operations and may compel Gravity Power Inc to seek additional investment. The company wishes to protect the B-2 shareholders against dilution from such an event. As discussed above under Partial Anti-dilution Protection for Preferred B-2 Shareholders, Gravity Power has set aside shares to be used as performance incentives, which are on the founders' side of the cap table and do not dilute the B-2 shareholders. In the event, which we deem very unlikely, that Gravity Power Inc was compelled to remit funds to GEAG, Gravity Power Inc would either (1) issue additional shares pari passu to the B-2 shareholders, in the aggregate amount of the funds awarded to GEAG, or (2) extinguish a number of these founders'-side shares, equal to the amount of funds remitted to GEAG divided by the share offering price. Either such a share award or a founders' side share extinguishment would mitigate for the B-2 shareholders the dilutive effect of an award to GEAG and/or of the injection of additional capital.

Competitors and Industry

The dominant legacy technology is pumped storage hydroelectric (PSH), with a 94% global market share. PSH offers low-levelized cost, high efficiency, reliability, and grid stabilization, but it is environmentally damaging and controversial. As a result, PSH projects typically take a decade or more to secure approvals, and many are simply abandoned in the face of public opposition.

Lithium-ion batteries have gained some market share, but they are also environmentally damaging and too expensive for grid-connected energy storage at scale. Other technologies in the market or in the technology pipeline include chemical batteries, compressed air, flow, mechanical lifting of weights, hydrogen, thermal, Energy Vault, HydroStore, Gravitricity, et al). We believe none appears to us to offer the compelling value proposition that Gravity Power does.

We see the energy storage market in 3 segments: (1) short-duration energy storage (up to 4 hours), (2) long-duration energy storage (daily generation shifting, such as Gravity Power) and (3) very long-duration energy storage (multiple days or weeks cycle). The second segment (daily generation shifting) is the largest segment and the workhorse of grid decarbonization, where most of the energy throughput and therefore most of the potential for greenhouse gas mitigation lies.

We believe Gravity Power is projected to be strongly competitive in the first two segments, but not in the third, which is a better fit for low CapEx storage technologies such as hydrogen and flow (RedOx). These third-segment technologies often suffer from low round trip efficiency, but since the duty cycle is so long and the energy throughput is low, this is acceptable in order to take advantage of the low CapEx.

Current Stage and Roadmap

Current Stage

Gravity Power has completed the basic engineering of the technology, developed preliminary component designs and construction methods, secured intellectual property protection, and engaged with numerous customers. The path forward is to complete the detailed engineering, proving seals and constructing a pilot plant, and executing commercial sales. Numerous electric utilities and end users are actively seeking to get off fossil fuels, so the market timing is propitious.

Future Roadmap

The Company intends to offer plants capable of generating as little as 200 MWh and as large as 10,000 MWh or more. The upper and lower limits are economical, not technical. The 200 MW to 400 MW rotating equipment provides optimal efficiency and $/MW cost.

Multiple machines can operate on one power shaft. As a result, we believe plants ranging from 50 MW to 1600 MW of capacity capable of generating for 4 to 16 hours a day will be economically superior to alternatives, with the small end being the least competitive.

The Company intends to focus on building a Business Development program to pursue projects in all of the major world markets. We intend that the plants will be engineered and constructed by world-class, deep-pocket, financeable engineering and construction firms. The Company aims to have three commercial projects in construction in the next five years.

The Team

Officers and Directors

Name: Orlo James Fiske

Orlo James Fiske's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: May, 2011 - Present
  Responsibilities: Oversees technology development, plant design, collaboration with service providers, filing of patent applications, and maintenance of US and

international patents. Equity compensation: 5,099,139 shares

- **Position:** Board Member
  Dates of Service: November, 2008 - Present
  Responsibilities: With other Board Members manage the strategic direction of the Company, approve budgets and material agreements and expenditures that arise during the course of a budget year. Find and approve key employee additions.

- **Position:** Co-Founder
  Dates of Service: November, 2008 - Present
  Responsibilities: Created the Gravity Power technology with patents for the Company, originally in his name, now transferred to the Company.

Other business experience in the past three years:

- **Employer:** Auriga Space
  Title: Advisor
  Dates of Service: September, 2022 - Present
  Responsibilities: 1 or 2 hours per month - provide strategy advice

Name: Thomas R Mason

Thomas R Mason's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Engineering & Construction
  Dates of Service: March, 2022 - Present
  Responsibilities: Responsible for negotiating and managing engineering and construction contracts and managing Gravity Power's interest through construction. Equity compensation: 3,452,803 shares

- **Position:** Board Member
  Dates of Service: December, 2010 - Present
  Responsibilities: With other Board Members manage the strategic direction of the Company, approve budgets and material agreements and expenditures that arise during the course of a budget year. Find and approve key employees.

Other business experience in the past three years:

- **Employer:** Greenleaf Power
  Title: Plant Manager
  Dates of Service: July, 2020 - January, 2021
  Responsibilities: Manage O&M, budgets, hire & fire etc.

Other business experience in the past three years:

- **Employer:** Gravity Power, LLC
  Title: CEO
  Dates of Service: May, 2011 - March, 2022
  Responsibilities: Manage the Company

Name: William Stevens (Steve) Taber Jr.

William Stevens (Steve) Taber Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: February, 2021 - Present
  Responsibilities: Leading the capitalization campaign

- **Position:** CEO
  Dates of Service: March, 2022 - Present
  Responsibilities: Manage the Company. Equity compensation: 4,086,381 options for shares

Other business experience in the past three years:

- **Employer:** Princeton Energy Companies
  Title: Chairman & CEO
  Dates of Service: January, 1992 - Present
  Responsibilities: Executive leadership

Name: Dr. Robert B. Weisenmiller

Dr. Robert B. Weisenmiller's current primary role is with Robert Weisenmiller, LLC. Dr. Robert B. Weisenmiller currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2021 - Present
  Responsibilities: With other Board Members manage the strategic direction of the Company, approve budgets and material agreements and expenditures that arise during the course of a budget year. Find and approve key employees. Equity compensation: 336,123 options for shares

Other business experience in the past three years:

- **Employer:** California-China Climate Institute at UCB
  Title: Research Affiliate
  Dates of Service: September, 2019 - Present
  Responsibilities: Review papers and direct research projects

Other business experience in the past three years:

- **Employer:** Robert Weisenmiller, LLC
  Title: Executive Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Running personal consulting business

Other business experience in the past three years:

- **Employer:** National Academy of Sciences, Board on Energy and Environmental Systems
  Title: Board member
  Dates of Service: January, 2017 - April, 2022
  Responsibilities: Research

Other business experience in the past three years:

- **Employer:** Singapore's International Advisory Panel on Energy (Energy IAP)
  Title: Panels Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Advising the Singapore government

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Preferred B-2 shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Preferred B-2 shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the renewable energy or other synergistic industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred B-2 shares in the amount of up to $4,999,999.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may slow development or not survive. If the Company manages to raise only the minimum amount of funds,

sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are lower than at certain times in the past, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred B-2 Stock. Interest on debt securities could increase costs and negatively impact operating results. Additional common or preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred B-2 Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond

management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, deploying a proprietary technology for grid-connected energy storage. Our revenues are therefore dependent upon the market for grid-connected energy storage.

We may never have an operational product or service

It is possible that there may never be an operational Gravity Power plant or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a bench-test prototype for a Gravity Power plant. Delays or cost overruns in the development of our energy storage technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in engineering and construction, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Preferred B-2 shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising, marketing and business development budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Gravity Power Inc was formed in July 2023; its predecessor company, Gravity Power LLC, was formed in 2008 but has not had the complete capitalization required to commercialize the product. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able and it is wise to do so. Gravity Power Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has few customers, and limited revenue. If you are investing in this company, it's because you think that grid-connected energy storage is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough of them to allow the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 4 patents and some trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The oldest of the patents have a priority date of 2008, so will expire in 2029.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company owns 4 patents and some trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, research and development, design, business development, project management, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on government regulation by agencies such as FERC (the Federal Energy Regulatory Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including engineering, construction, manufacturing, shipping, accounting, legal work, public relations and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

Technological breakthrough by a competitor

The inventor and investor interest in grid-connected energy storage is substantial, driven by the perceived need to decarbonize the electric grid. As a result, there is a lot of thinking and resources going into energy storage technology. Although we believe, based on our knowledge of the technological landscape, that we have the best storage technology and the most compelling customer value proposition, it is always possible that a competitor will come up with a technology that is better. IOW, the fact that the market opportunity is so attractive also increases the risk that somebody may beat us.

Capital intensity

Gravity Power plants have what we believe to be a unique and powerful advantage: Other storage technologies scale arithmetically, that is, if you make a storage plant twice as big, it costs twice as much and stores twice as much. With Gravity Power, if you make a plant twice as deep, the cost is projected to increase by about 2x while the storage capacity increases by by 4x. Therefore, it makes sense to build big Gravity Power plants; at 2 or 3 GWh per plant, we project our best economics. That means that the most commercially competitive GP plants are projected to have high capital cost, in 9 figures. There is nothing inherently problematic with this; in the electric utility industry, companies write 9- and 10- figure checks all the time, including for pumped storage hydroelectric plants. However, it tends to increase the perceived risk for first and early adopters. As no detailed Gravity Power plant engineering has been completed and no binding construction bids secured, the plant capital costs estimated may turn out to be incorrect. If plants cost more than currently estimated, it may impact the value of your investment.

Hydraulic seals

The performance of a Gravity Power plant depends on the integrity of the hydraulic seals. The seals are projected to perform under operating conditions, including hydraulic pressure, similar to those under which other hydraulic seals operate and substantially less than some. However, the seals in a Gravity Power plant will be larger in diameter than other seals in operation. If the seals were to not function properly, the Gravity Power plant would not be able to hold energy in storage. If current leakage and friction rates for the seals are off by up to 100%, we project that it will have only a small impact on overall efficiency. The wear rate of seals is expected to be measured in years,and replacement of seals is expected to take approximately one week without removal of water. We intend to build a small demonstration plant with the proceeds of this offering to test the operation of the seals under full operating pressure.

Our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Third-Party Licensing Dispute

One of the Company's most valuable assets is its intellectual property. We have taken measures to protect B-2 shareholders from a pending licensing dispute with a third party. As of January 5, 2017, Gravity Power LLC (the predecessor entity to Gravity Power Inc) entered into a license agreement with GEAG of Germany, granting them the right to sell energy storage plants using the patented Gravity Power technology in parts of Europe, provided that GEAG pay to Gravity Power LLC regular license fees in amounts stipulated by the license agreement between the two companies. GEAG fell into default on the payment of license fees as of 31 December 2017. Gravity Power LLC permitted the license agreement to remain in effect for 26 months, to give GEAG ample opportunity to cure its default. Gravity Power LLC formally terminated the license agreement for uncured default on 28 February 2020. GEAG has claimed the right to be reimbursed by Gravity Power Inc for certain costs, in the amount of €1,197,352.58, but has not provided evidence supporting this claim, despite Gravity Power LLC's request for it. Gravity Power Inc disputes this claim. Furthermore, even if GEAG's claim were sustained, Gravity Power Inc takes the position that that it is largely offset by past due license fees which GEAG owes Gravity Power Inc., in the amount of €1,050,000. Finally, GEAG's claim appears to be fully vitiated by the applicable Statute of Limitations. In light of these facts, Gravity Power Inc considers the GEAG claim to be baseless. If an award to GEAG were compelled by a final adjudication, it would reduce the amount of cash available to Gravity Power Inc to fund its operations and may compel Gravity Power Inc to seek additional investment. The company wishes to protect the B-2 shareholders against dilution from such an event. As discussed above, Gravity Power has set aside shares to be used as performance incentives, which are on the founders' side of the cap table and do not dilute the B-2 shareholders. In the event, which we deem very unlikely, that Gravity Power Inc was compelled to remit funds to GEAG, Gravity Power Inc would either (1) issue additional shares pari passu to the B-2 shareholders, in the aggregate amount of the funds awarded to GEAG, or (2) extinguish a number of these founders'-side shares, equal to the amount of funds remitted to GEAG divided by the share offering price. Either such a share award or a founders' side share extinguishment would mitigate for the B-2 shareholders the dilutive effect of an award to GEAG and/or of the injection of additional capital. However, we may be incorrect in our analysis and if their contentions are valid, it could significantly impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
O. James Fiske	4,763,016	Common Stock	29.922%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Preferred B-1 Stock , Preferred B-2 Stock, and Hobbs & Towne Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,666 of Preferred B-2 Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 23,213,139 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total number of shares and warrants outstanding on a fully diluted basis, 33,612,321 shares, includes 23,213,139 shares of Common Stock, 2,337,149 shares of Series A Preferred Stock, 684,322 shares of Series A-1 Preferred Stock, 7,377,711 shares of Series B-1 Preferred Stock. The total number of shares and warrants outstanding on a fully diluted basis includes 10,083,696 shares (hereinafter "Reserved Shares") which are reserved for (1) performance incentives for Gravity Power personnel, advisors, and service providers, and (2) conversion of debt which is outstanding as of the date of this offering, with the exception of short-term non-convertible debt as disclosed in the CPA report and incurred subsequently to the date of the CPA report. The effect of the Reserved Shares is to protect the Series B-2 shareholders from dilution by these performance incentives and debt conversion.

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings).

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for

additional information regarding the securities' other material rights.

Series A Preferred Stock

The amount of security authorized is 2,337,149 with a total of 2,337,149 outstanding.

Voting Rights

Series A Preferred Stock carries the same voting rights as Common Stock.

Material Rights

Liquidation preference at par, pari passu with other Preferred

Voting rights, at par with Common

Right to convert to Common at par

Protective Provisions requiring approval to (a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred A Stock; (d) redeem or repurchase any shares of Common Stock or Preferred A Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Corporation; OR (g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event.

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Series A-1 Preferred Stock

The amount of security authorized is 684,322 with a total of 684,322 outstanding.

Voting Rights

Series A-1 Preferred Stock carries the same voting rights as Common Stock.

Material Rights

Liquidation preference at par, pari passu with other Preferred

Voting rights, at par with Common

Right to convert to Common at par

Protective Provisions requiring approval to (a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred A Stock; (d) redeem or repurchase any shares of Common Stock or Preferred A Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Corporation; OR (g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event.

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Preferred B-1 Stock

The amount of security authorized is 25,000,000 with a total of 7,377,711 outstanding.

Voting Rights

There are no voting rights associated with Preferred B-1 Stock .

Material Rights

Liquidation preference at par, pari passu with other Preferred

Right to convert to Common at par

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Preferred B-2 Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred B-2 Stock.

Material Rights

Liquidation preference at par, pari passu with other Preferred

Right to convert to Common at par

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Hobbs & Towne Convertible Note

The security will convert into Preferred b-1 and the terms of the Hobbs & Towne Convertible Note are outlined below:

Amount outstanding: $87,860.91
Maturity Date: June 22, 2023
Interest Rate: 10.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: This note will convert to equity upon completion of a capital raise of $4,000,000 or more.

Material Rights

There are no material rights associated with Hobbs & Towne Convertible Note.

What it means to be a minority holder

As a minority holder of Series B-2 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Partial Anti-dilution protection for Preferred B-2 Shareholders. The Company has reserved 11,924,080 shares for the conversion of currently outstanding convertible debt, without diluting the Preferred B-2 shares. This constitutes all currently outstanding convertible debt except for an obligation of $87,860.91, which the Company intends to, and is entitled to, convert to equity as of the completion of a capital raise of $4.000.000 or more, also without diluting the Preferred B-2 shares.

In addition, the Company has reserved 10,083,696 shares for performance incentives for its officers, advisors, directors, and strategic partners, including an allowance for future awards of performance incentives, without diluting the Preferred B-2 shares. As a result, the Preferred B-2 shareholders will not be diluted by any transactions which occurred before this Reg CF offering is launched. IOW, the pre-money valuation of $25,209,241 is "clean", from the point of view of the Prefered B-2 investors. Preferred B-2 shareholders may be subject to future dilution after this Reg CF offering, but only in connection with contributions, such as capital investments, which the board of the Company, in its judgment as fiduciaries, deems to be in the best interests of the shareholders, including the Preferred B-2 shareholders.

Future Dilution Risk. Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), future employees exercising stock options granted in the future (but not including the options and incentives described in the preceding paragraph), or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants which are issued after this offering, (but not including the shares resulting from debt conversion described in the preceding paragraph)) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is presently in "survival mode", and we could operate by compensating our team members largely with equity and by limiting our expenses to patent maintenance, required government filings, bookkeeping, and other must-do payments. With the full proceeds of this raise, we project that the Company could operate in this mode for a few years.

Foreseeable major expenses based on projections:

We expect to use the proceeds of this raise to complete the commercialization of the GP tech, which is projected to bridge us to revenues. An important likely step is the construction of a proof of concept plant (PoC), which is projected to cost approximately $10m to $12m. We intend to fund it with a combination of the proceeds of this Reg CF raise, a "refundable tax credit" (i.e., a direct payment, as authorized by the Inflation Reduction Act of 2022) from the federal government (approximately 40% of the total CapEx), public sector grants/loan guarantees, and private sector partner contributions.

Future operational challenges:

There are many challenges ahead, among them:

Completing the engineering of a template Gravity Power plant

Field-demonstrating operational feasibility in a proof-of-concept plant.

Overcoming "FOAK" (first of a kind) friction in the electric utility industry to sell the first few plants. The industry tends to be conservative.

Advancing the Gravity Power technology fast enough to stay ahead of the competition.

Future challenges related to capital resources:

We will need capital resources beyond the current Reg CF raise to demonstrate the Gravity Power technology and acquire market share. We intend to acquire these resources, to the greatest extent practical, through strategic partnerships and to limit the dilution of the existing and Preferred B-2 shareholders.

Future milestones and events:

Among the future milestones and events toward which we are working are:

Construction of a proof of concept plant in the US.

Commercial operation date of the concept plant in the US.

Construction of a proof of concept plant in China.

Commercial operation date of the concept plant in China.

Sale of a full-scale commercial plant (at least 400 MWh storage capacity)

Commercial operation date of the full-scale commercial plant.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of June 2023, the Company has no capital resources available in the form of a line of credit, and $12,375 in its US Bank account.

On February 27, 2023, the Company won a DOE contest and was designated an Innovations Champion with a $50,000 prize. Those funds were deposited in March 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important, but not critical, to our company operations. We have other paths that we believe we can take to capitalize on the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As stated above, we believe that the funds of this campaign are important, but not critical, to our company operations, since we believe that we have other paths that we believe that we can take to capitalize the company. Of the total funds that our Company has, between 10% and 90+% of the funds available to the Company going forward are projected to be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly

burn rate of approximately $8,000 for "survival mode" expenses related to patent maintenance, required government filings, bookkeeping, and other must-do payments and based on currently available cash in the Company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 2 years if we ramp up to full operations. This is based on a projected monthly burn rate of appr. $ 200,000 for expenses related to patent maintenance, required government filings, G&A, engineering, and sales marketing.

If we put a portion of the proceeds of this raise into the PoC plant, that is likely to shorten the runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future potential sources of capital:

State and federal grants

US Department of Energy Loan Guarantee Program

Federal investment tax credit (refundable)

In-kind contributions from strategic partners

Additional capital raise

Currently, the Company has contemplated additional future sources of capital including the items listed above, but is not conducting or contemplating any concurrent offerings.

Indebtedness

- **Creditor:** Convertible note
  Amount Owed: $87,860.91
  Interest Rate: 7.0%
  The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The conversion of these loans into equity will not affect the investors in the Reg CF offering, that is, the conversion will dilute the previous shareholders but will not

dilute the Reg CF shareholders. The Company has reserved $15,000 for to defray obligations to related parties that are expected but not currently due.

Related Party Transactions

- **Name of Entity:** Founders and CEO
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Convertible note
  Material Terms: The Company has entered into several convertible note agreements for the purposes of funding operations with the founders, CEO, as well as other various related parties. The interest on the notes were 7%. The maturity dates of these notes have been extended to be in 2023, in consideration for an increase in interest of up to 11%. Accrued interest was $1,978,529 as of December 31st, 2022. The amounts are to be repaid at the demand of the holder prior to conversion in 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The conversion of these loans into equity will not affect the investors in the Reg CF offering, that is, the conversion will dilute the previous shareholders but will not dilute the Reg CF shareholders.

Valuation

Pre-Money Valuation: $25,209,240.75

Valuation Details:

There are several reasons why we consider the pre-money valuation to be a bargain for investors:

Value uplift from the prior round. The current valuation of Gravity Power, post-money from the prior round, is a bit over $10M. That round supported:

1. technical work to optimize the design of the Gravity Power system

2. third party analyses of the Gravity Power technology to develop cost models and a technical feasibility study/fatal flaws analysis

3. 4 patents in 20 countries

4. strategic alliances with Stantec, Computerized Analysis & Simulation Ltd (Israel), Babenderde Engineers (Germany)

Furthermore, since that round, the demand for grid-connected energy storage has burgeoned, with projections of a $1 trillion market through 2040 by McKinsey, Bloomberg, and several government and university teams.

Therefore, a value uplift of 150% seems very reasonable.

Market comps. There has been a flood of capital invested in emerging energy storage technology companies. Most of the deals are private, so the pre-$ valuation is unknown, but one publicly known data point is the deSPAC of Energy Vault, which went public at a >$1 billion valuation. Energy Vault was farther along than Gravity Power is, having had at the time of the deSPAC a single working prototype built, but it offers a much inferior technology and has other problems.

Third-Party Valuation of the Gravity Power IP. We have been contacted by a Chinese company whose business is bringing Western technologies into the Chinese market. We believe that the company is credible, having previously introduced a European wind turbine manufacturer to the Chinese market and successfully established operations there. They have proposed setting up a Hong Kong joint venture with Gravity Power and funding the JV and its mainland sub (with no cash from Gravity Power). Their proposal values the GP IP in China alone at $8.8m, which, extrapolated to the other counties where we have patents (based on projected market size), values the GP IP worldwide at $57m, more than 2x our offering price.

Gravity Power business model. The Gravity Power business model is projected to be very capital efficient, more akin to a SaaS company than an infrastructure company. Furthermore, the value uplift of a Gravity Power plant from our customers' point of view (~$80 to $130 per MWh) is projected to be an order of magnitude larger than our fee (~$10 per MWh), yet our fees sustain projected gross margins in the neighborhood of 80%. As a result, if Gravity Power is successful, we project that it will be very lucrative. We can set the pre-money valuation of Reg CF raise at a bargain and still leave a lot of upside for the founders. In short, we are pricing these shares to move, in the belief that, in the end, there will be plenty of money for everyone.

Given our achievements so far and the positive changes in the market, it's quite reasonable to expect a significant increase in value, around 150%. The value uplift of 150% is based on specific milestones accomplished since the prior round (technical work to optimize the design of the Gravity Power system, third-party analyses of the Gravity Power technology to develop cost models, and a technical feasibility study/fatal flaws analysis, 4 patents in 20 countries, and strategic alliances with Stantec, Computerized Analysis & Simulation Ltd (Israel), Babenderde Engineers (Germany)), plus the burgeoning demand for grid-connected energy storage. While many valuation comparisons and investor data are not publicly available, we previously mention Energy Vault, which was reported by the press to have been valued at approximately $1 billion in a merger with the completion of its merger with Novus Capital Corp. II, a special purpose acquisition company. A valuation of $25 million is very sensible in comparison.

The pre-money valuation takes into account all convertible securities outstanding as of June 30, 2022. However, the only convertible note outstanding dilutes the Common and Preferred A shareholders, but does not dilute the Preferred B-1 or B-2 shareholders. The Company currently has $87,860 in Convertible Notes outstanding. With the exception of the note for $87,860, the convertible notes reflected in the financial statements as of December 31, 2022, were converted to equity prior to the

conversion from an LLC to a corporation. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal third-party independent evaluation.

Sources:

Global trends in battery storage, DeLoitte, https://www2.deloitte.com/us/en/pages/energy-and-resources/articles/global-energy-storage-renewable-energy-storage.html

Global energy storage investment jumped 55% in 2022 as funds shifted from private equity to public markets, Utility Dive, Jan. 24, 2023, https://www.utilitydive.com/news/energy-storage-investment-mercom-report-2022-private-equity/640703/

Energy Vault makes NYSE debut after merging with SPAC, S&P Global, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/energy-vault-makes-nyse-debut-after-merging-with-spac-68888478

Energy Vault Has Lawsuit Problem To Go Along With Bad Physics, CO2 Debt, & Stock Price Drop, Cleantechnica, https://cleantechnica.com/2022/05/09/energy-vault- has-lawsuit-problem-to-go-along-with-bad-physics-co2-debt-stock-price-drop/

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  50.0%
  R&D to reduce cost and size of economically optimal Gravity Power plant, utilization of TBM for excavation, increase confidence in projected costs and performance, component testing, and region-specific designs.

- *Operations*
  44.5%
  Patent maintenance, company administration, G&A, customer relations, strategic partnerships, market analysis.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gravitypower.net/ (https://www.gravitypower.net/).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gravitypower

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gravity Power Inc.

[See attached]

Gravity Power LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Gravity Power LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	864	864
Total Current Assets	864	864
Non-current Assets		
Intangible Assets: Patents, Website, and Computer Software, net of Accumulated Amortization	95,931	61,428
Total Non-Current Assets	95,931	61,428
TOTAL ASSETS	96,795	62,292
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest - Related Parties	1,978,529	1,621,619
Other	537	537
Total Current Liabilities	1,979,066	1,622,156
Long-term Liabilities		
Convertible Notes - Related Parties	1,959,852	1,877,463
Total Long-Term Liabilities	1,959,852	1,877,463
TOTAL LIABILITIES	3,938,918	3,499,619
EQUITY		
Member's Equity	(3,842,123)	(3,437,326)
Total Equity	(3,842,123)	(3,437,326)
TOTAL LIABILITIES AND EQUITY	96,795	62,292

Statement of Changes in Member Equity

	Common	Series A	Series A-1	
	# of Units Amount	# of Units Amount	# of Units Amount	**Total Member Equity**
Ending Balance 1/1/2021	8,350,525	2,337,149	684,322	(2,957,218)
Net Income (Loss)	-	-	-	(480,108)
Ending Balance 12/31/2021	8,350,525	2,337,149	684,322	(3,437,326)
Net Income (Loss)	-	-	-	(404,797)
Ending Balance 12/31/2022	8,350,525	2,337,149	684,322	(3,842,123)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	31,307	184,779
Amortization	16,580	-
Total Operating Expenses	47,887	184,779
Operating Income (loss)	(47,887)	(184,779)
Other Expense		
Interest Expense	356,910	295,329
Total Other Expense	356,910	295,329
Provision for Income Tax	-	-
Net Income (loss)	(404,797)	(480,108)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(404,797)	(480,108)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	16,580	-
Interest Payable - Related Parties	356,910	294,947
Other	100	537
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	373,590	295,484
Net Cash provided by (used in) Operating Activities	(31,207)	(184,624)
INVESTING ACTIVITIES		
Website	-	(8,200)
Computers and Software	-	(8,000)
Patents	(51,182)	(45,229)
Net Cash provided by (used by) Investing Activities	(51,182)	(61,429)
FINANCING ACTIVITIES		
Convertible Notes - Related Parties	82,389	245,400
Net Cash provided by (used in) Financing Activities	82,389	245,400
Cash at the beginning of period	864	1,516
Net Cash increase (decrease) for period	-	(653)
Cash at end of period	864	864

Gravity Power LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Gravity Power LLC (the "Company") was founded in California on November 17th, 2008. The Company provides a long-term energy storage solution that is low levelized cost, low environmental impact, highly round trip efficient, and highly land efficient. It comprises a deep underground shaft, with a steel-walled piston in the shaft, connected to a hydroelectric powerhouse through a vertical penstock, and filled with water, for a closed system. To store energy, the motor/pump drives water down the penstock, raising the piston hydraulically in the shaft. To return energy to the grid, the piston is allowed to descend, driving water up the penstock and through the turbine/generator. The system provides electrical commodities to the grid similarly to a pumped storage system, but without the numerous environmental and technical difficulties of pumped storage. The Company technology is protected by four patents. It currently holds patents in twenty-four countries representing most of the world market for long term energy storage. The Company operates its business virtually (online), from its office located in Santa Barbara, California, and from other locations convenient to its team members.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Patents	10	96,311	(9,631)	-	86,680
Computer Software	3	12,345	(8,560)	-	3,785
Website	3	8,200	(2,733)	-	5,467
Grand Total	-	116,855	(20,924)	-	95,931

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1, 2021		$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	-	$ -
Granted	9,989,457	$ -
Vested	3,000,000	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	6,989,457	$ -

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection;

therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price	Number Outstanding	Expiration Date
1.16	232,549	8/12/2026

A summary of the warrant activity for the years ended December 31, 2020 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2021	232,549	1.16
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	232,549	1.16
Vested and expected to vest at December 31, 2022	232,549	1.16
Exercisable at December 31, 2022	232,549	1.16

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations with the founders, CEO, as well as other various related parties. The interest on the notes were 7%. The maturity dates of these notes have been extended to be in 2023, in consideration for an increase in interest of up to 11%. Accrued interest was 1,978,529 as of December 31st, 2022. The amounts are to be repaid at the demand of the holder prior to conversion in 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The conversion of these loans into equity will not affect the investors in the Reg CF offering, that is, the conversion will dilute the previous shareholders but will not dilute the Reg CF shareholders.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company entered into a license agreement in 2017 with another company ("licensee") that would use the Company's license in Europe. The agreement was terminated by the Company on February 28th, 2020. At the time of termination, the licensee owed the Company approximately $1,420,000 for approximately three annual payments of $473,333, which were due on December 31st, 2017, 2018 and 2019, plus additional costs for which the licensee was liable. The Company received an email from the licensee claiming that the Company had spent approximately $1,620,000 on an unbuilt demonstration plant in Germany and claimed reimbursement. The Company believes that it is highly unlikely that the licensee would have a sustainable claim that exceeded the licensee's debt to the Company. Due to Management deeming any payments and collections of the potential receivable or payable to be unlikely, the amounts are not reflected on the financials.

NOTE 5 – DEBT

See Note 3 - Related Party Transactions for details of convertible note agreements entered into with related parties.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$1,959,852
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability Company with two classes of units wholly owned by multiple members. The two classes consist of Common and Preferred.

The Company is authorized to issue $150,000,000 Common Units. There were 8,350,525 Common Units issued and outstanding as of December 31st, 2022.

Voting: Common Unitholders are entitled to one vote per share

Dividends: The holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

The Company is authorized to issue 3,021,471 Preferred Units. All 3,021,471 Preferred Units were issued and outstanding as of December 31st, 2021. 2,337,149 of the Preferred Units consist of Series A Preferred Units and 684,322 are Series A-1 Preferred Units. All Preferred Units have the same rights.

Voting: Preferred Unitholders have 1 vote for every Common Unit they could own if converted.

Dividends: The holders of the Preferred Units are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Units are in preference to and prior to any payment of any dividend on Common Units and are not cumulative. As of December 31, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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A Revolution in Energy Storage

Gravity Power is a pre-revenue company developing highly efficient energy storage technology that reduces carbon emissions while being easily scalable for global markets.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GRAVITY POWER
REVOLUTIONARY ENERGY STORAGE TECHNOLOGY
low cost
high efficiency
readily scalable

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INVESTORS 27

REASONS TO INVEST



- INNOVATIVE TECHNOLOGY: Our energy storage technology lowers levelized costs and minimizes environmental impacts, leveraging existing fossil fuel industry infrastructure for a cleaner future.
- INDUSTRY RELATIONSHIPS: We have key relationships with industry leaders including Stantec, the Robbins Company, and Computerized Analysis & Simulation Ltd to move our product toward commercialization.
- EXPERIENCED LEADERSHIP: We are led by a team of experts with decades of experience as innovators in clean energy, engineering, and entrepreneurship.





THE PITCH

The world needs a scalable clean energy solution. Our energy storage technology enables the widespread adoption of renewable energy while minimizing environmental impact and maximizing efficiency. Gravity Power holds 4 patents across 20 countries, has partnerships with global industry leaders, and is ready to move to commercialization in this $1 trillion market.

OVERVIEW

Scalable Energy Storage Critical to Stopping Climate Change



LEVERAGING NATURE
to store energy
Our energy storage solutions have
MINIMAL ENVIRONMENTAL IMPACT
Gravity Power turns unpredictable energy
INTO RELIABLE, PEAK-PERIOD POWER

We are designing Gravity Power plants to turn unpredictable renewable energy into reliable, peak-period power. We believe that once commercialized, we can increase the value of renewable energy from 3-6¢ (for "as-available" renewable energy or for "base load" resources) to 15-20¢ per KWh (Source). With pumped storage unable to meet the global need for energy storage globally, we are ready to meet the $1 trillion demand for energy storage with our highly efficient and eco-friendly technology. Join us as we build the future of clean energy.

Peak Power:


Peak Power:
Market Clearing Price & Cost of Supply (US)
$.20
$.18
$.16
$.12
$.10
$.08
$.06
$.04
$.02
$ per KWh
Market price for peak power
GRAVITY POWER
VALUE ADD
Gravity Power
Lithium Battery
Natural Gas Peaker

THE PROBLEM & OUR SOLUTION

Efficient, Eco-Friendly, and Easily Executed

Currently, pumped storage hydroelectric dominates the energy storage market, with 94% of the market (Source). However, pumped storage is increasingly out of reach for customers, as it is difficult and time-consuming to deploy, while being land-inefficient and environmentally controversial. As a result, pumped storage is not being adopted at the necessary scale to meet the market's needs and "decarbonize" the electric grid.


The market favors PUMPED STORAGE, but it is increasingly out of reach.
94%
MARKET SHARE
PROBLEM
Pumped storage has created a huge market which it is no longer able to fill.
SOLUTION
GRAVITY POWER
We provide exactly what the market wants: pumped storage, without the barriers to implementation.

Source


pump / turbine
penstock
seal
piston
storage shaft
A GRAVITY POWER PLANT
SIMPLE, RELIABLE, & ELEGANT.
Instead of storing energy by pumping water back and forth from one lake to another, a GP plant raises and lowers a piston hydraulically in an underground shaft. We build it using commercial, off-the-shelf technologies from the mining and construction industries, in use around the world for decades.

We are meeting the market demand for energy storage with technology that lowers costs, raises efficiency and minimizes environmental impacts. Gravity Power makes it straightforward to obtain permits and sites, delivering the same compelling customer value proposition as pumped storage while being highly scalable for global adoption.

OUR GOAL
We project a 20% market share for Gravity Power,
SAVING $50 BILLION
per year globally in the social cost of carbon.
20%
MARKET SHARE

Source

THE MARKET & OUR TRACTION

Strong Partnerships in a Fast-Growing Industry

The demand for energy storage is projected to be over $1 trillion, driven primarily by the rapidly worsening climate crisis (Source). The recently passed Bipartisan Infrastructure Law contains $505 million in funding to support the development and deployment of energy storage technologies (Source).



> *Large scale, long duration storage is a critical component to successfully and rapidly build renewable power generation globally.* ***Bloomberg New Energy Finance projects a $620B market by 2040.***

Global Cumulative Storage Deployments
GW
1,000
900
800
700
600
500
400
300
200
100
0
2020
2025
2030
2035
2040
YEAR
Other
U.K.
South Korea
Australia
France
Germany
Japan
SE Asis
LatAm
India
U.S.
China

Source

We have formed key strategic partnerships with companies such as Stantec, one of the top 10 engineering firms worldwide. Our technology has been verified by numerous third party experts, including Stantec, BabEng, and Hochtief. Most recently, we have agreed to conduct a joint R&D program with the Robbins Company, the pioneer of the tunnel boring machine.

Global Patent Protection



4
PATENTS
20
COUNTRIES

WHY INVEST

Join the Energy Solution of the Future

We developed vetted technology that promises to create a more efficient, implementable, and eco-friendly future for renewable energy. This raise is part of our initiative to commercialize the technology through detailed engineering and a demonstration project. With a clear need in



EFFECTIVE SOLUTION
for long duration energy storage.

$/MWh
Levelized Cost of Energy



We developed vetted technology that promises to create a more efficient, implementable, and eco-friendly future for renewable energy. This raise is part of our initiative to commercialize the technology through detailed engineering and a demonstration project. With a clear need in the $1 trillion market for a better solution, with our patented technology, and with key strategic partnerships in place, we are ready to address today's energy problems with Gravity Power.

ABOUT

HEADQUARTERS
945 Ward Drive, #28
Santa Barbara, CA 93101

WEBSITE
View Site ☐↗

Gravity Power is a pre-revenue company developing highly efficient energy storage technology that reduces carbon emissions while being easily scalable for global markets.

TEAM



Steve Taber
Chairman & CEO, Serial Entrepreneur in Renewable Energy

A leading developer of energy efficiency and renewable energy projects throughout the world. Led the industry in numerous areas of innovation, including business models, renewable energy technologies, and financing techniques.





Robert B. Weisenmiller, Ph.D.
Director

Former Chair of the California Energy Commission and one of the world's leading voices on energy. Helped shape California's pioneering energy policies, Co-founded and managed MRW & Associates, to assist organizations in strategic planning, policy development, energy market analysis and regulation, power pricing for qualifying facility projects, marginal cost analysis, rate design, and implication of utility mergers.





Jim Fiske
CTO, Serial Entrepreneur, Technologist, Inventor

Experienced in digital image processing hardware design, digital electronics, computer design, CAD software development, electro-mechanical system design, maglev transportation, energy storage, and low-cost space launch.





Thomas Mason
Board Member

President of CalEnergy in mid 1990s and EVP of Calpine Corp and President of Calpine Power Company from 1999 to 2006. Constructed and acquired power plants through that period, operating 92 gas fired and geothermal power plants in 2006.





Globally Recognized Experts
Advisory Board

Gravity Power has also built a strong advisory board, including globally recognized experts in energy markets, regulatory policies, control theory, system analysis, generation scheduling and control, power grid control, hydroelectric systems engineering, underground engineering and construction, and sealing technologies.

PRESS

Bloomberg New Energy Finance (NEF)
Global Energy Market to Grow 15-Fold by 2030

View Article

Canary Media

 **Investors Are Pouring Money Into Grid Storage Startups**

View Article

Utility Dive
 **Global Energy Storage Investment Jumped 55% in 2022 as Funds Shifted From Private Equity to Public Markets**

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STEVE:

I'm Steve Taber, chairman and CEO of Gravity Power.

BRAD:

I'm Brad Paden, Professor Emeritus at the UC Santa Barbara and the first investor in Gravity Power.

STEVE:

And both of us are serial entrepreneurs with a number of successful startups in our history.

STEVE:

Now, we all know we must shift from fossil fuels to renewable energy to generate electricity. While renewable generation is well-established, we still need to find better ways to store it. After all, people want to turn on their TVs when they're ready to watch, not just when the sun is shining.

BRAD:

Gravity Power has what we believe is by far the best method for storing electricity. It can enable the widespread implementation and use of renewable energy worldwide.

BRAD:

A Gravity Power plant is a deep underground shaft with a piston that is lifted hydraulically to store energy and lowered to generate energy. It is simple, reliable, and elegant.

STEVE:

Gravity Power offers what is potentially the lowest cost per kilowatt hour of any storage technology.

BRAD:

Since the plant is underground, a Gravity Power plant makes for a good neighbor. It is quiet, unobtrusive, and has minimal impact on the environment. It can be sited in any kind of environment and it has a tiny footprint. It is built using well-established hydropower technologies.

STEVE:

Now the potential demand for energy storage is huge – a trillion dollars through 2050.

BRAD:

This is how we plan to earn a return on investment.

It costs about four cents per kilowatt hour to generate wind and solar energy.

Gravity Power can store that energy for about five cents.

This power is then released during peak hours – when the going price for energy is about 17 cents.

This results in a net gain of eight cents per kilowatt hour, the premium we get for shifting energy into the period of peak demand.

We'll add a small one-cent licensing fee, leaving a significant margin for our power company customers.

STEVE:

And Brad, that one-cent licensing fee amounts to millions of dollars in profit potential at each plant, and we intend to build hundreds of plants.

Now Gravity Power has come a long way- we've optimized the technology, we've secured the patents, and we've built out our team.

With the help of some of the world's best engineers, we have developed the technology as far as we can in the lab. It is time now for us to put concrete and steel in the ground.

BRAD:

For investors in this round, you can capture an opportunity at this critical juncture, while it is still, we believe, significantly undervalued.

STEVE:

Join us, won't you? Let's expand the use of renewables through Gravity Power's energy storage solutions and make our world better for generations to come. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

GRAVITY POWER INC.

CERTIFICATE OF INCORPORATION

The undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby execute this Certificate of Incorporation and does hereby certify as follows:

ARTICLE I
NAME

The name of this corporation is Gravity Power Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Kent County, Dover, Delaware 19904. Cogency Global Inc., is the Corporation's registered agent at that address.

ARTICLE III
DEFINITIONS

As used in this Restated Certificate (this "Restated Certificate"), the following terms have the meanings set forth below:

"Board" means the Board of Directors of the Corporation.

"Capitalization Change" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"Original Issue Price" means with respect to the Series A Preferred Stock, $0.855743 per share, and with respect to the Series A-1 Preferred Stock, $0.93 per share.

"Requisite Holders" means the holders of a majority of the outstanding shares of Preferred Stock A (voting as a single class on an as-converted basis).

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 178,021,471, consisting of (a) 100,000,000 shares of Common Stock of the Corporation, $0.0001 per

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share ("Common Stock"), and (b) 78,021,471 shares of Preferred Stock of the Corporation, consisting of (i) 3,021,471 shares of Preferred A Stock consisting of (A) 2,337,149 shares of Series A Preferred Stock of the Corporation, $0.0001 per share ("Series A Preferred Stock"), and (ii) 684,322 shares of Series A-1 Preferred Stock of the Corporation, $0.0001 per share ("Series A-1 Preferred Stock" and collectively with the Series A Preferred Stock, the "Preferred A Stock"), (iii) 25,000,000 shares of Preferred B-1 Stock of the Corporation, $0.0001 per share ("Preferred B-1 Stock") and (iv) 50,000,000 shares of Preferred B-2 Stock of the Corporation, $0.0001 per share ("Preferred B-2 Stock" and collectively with the Preferred B-1 Stock, the "Preferred B Stock") (the Preferred A Stock and the Preferred B Stock collectively the "Preferred Stock"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

A.   COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

     1.   General. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

     2.   Voting. The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

     The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

     1.1   Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in

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respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

   1.2 <u>Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed (a) first, among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock, held by each such holder, until the amounts paid per share paid to the holders of Common Stock equals the amount paid per share to the holders of Preferred Stock, and (b) thereafter among the holders of shares of Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock, on an as-converted basis, held by each such holder.

   1.3 Deemed Liquidation Events.

   1.3.1 <u>Definition</u>. Each of the following events is a "Deemed Liquidation Event" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

   (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; <u>provided</u> that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

   (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

   1.3.2 <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

   2. <u>Voting</u>.

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2.1   General.   On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred A Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred A Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred A Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred A Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "Bylaws"). For the avoidance of doubt, except as required by applicable law, the holders of Preferred B Stock shall have no voting rights.

2.2   Election of Directors.   The holders of record of the Corporation's capital stock are entitled to elect directors of the Corporation. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred A Stock Protective Provisions.   At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred A Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred A Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation; OR

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(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. <u>Conversion</u>. The holders of Preferred Stock have the following conversion rights (the "Conversion Rights"):

3.1 <u>Right to Convert</u>.

3.1.1 <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion</u>.

3.3.1 <u>Notice of Conversion</u>. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "Contingency Event"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the

"Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 <u>No Further Adjustment</u>. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding.

Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 2.3(g) with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 2.3(g) (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Adjustments for Diluting Issues.

3.10   Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a)   "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "Convertible Securities" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)   "Additional Shares of Common Stock" mean all shares of Common Stock issued (or, pursuant to Section 3.12, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii)   subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.11   No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.12   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.13, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.13 (either because the consideration per share (determined pursuant to Section 3.14) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a

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result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.12(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.13, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.12 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.12). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.12 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.13   Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.12), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(f)   "CP2" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

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(g)   "CP1" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(h)   "A" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

(i)   "B" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(j)   "C" means the number of such Additional Shares of Common Stock issued in such transaction.

3.14   Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(k)   Cash and Property: Such consideration will:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(l)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.12, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.15 <u>Multiple Closing Dates</u>. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.13, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.16 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.17 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, the public offering price per share of which is not less than five (5) times the Original Issue Price for the Series A-1 Preferred Stock (as adjusted for stock splits, stock dividends, recapitalizations and the like) and resulting in at least $50,000,000 of proceeds, prior to deduction of the underwriting discount and commissions, to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.18 <u>Procedural Requirements</u>. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation

at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   Dividends. The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate per annum of 7% of the aggregate Original Issue Price of such holder, reduced by any dividends actually paid and declared, on each outstanding share of Preferred Stock, then held by them, payable when, as and if declared by the Board, calculated on the record date for determination of holders entitled to such dividend. Such dividends shall be cumulative and compounding. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

5.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6.   Waiver. Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7.   Notice of Record Date. In the event:

(a)   the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

13

(b)   of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

14

B.   NUMBER OF DIRECTORS.   Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

Remainder of Page Intentionally Left Blank; Signature Page Follows

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April 20, 2023.



By: _____
Name: William Stevens Taber, Jr.
Title: Chief Executive Officer

EXHIBIT G TO FORM C

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engineering, and entrepreneurship.

GRAVITY POWER LLC IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Santa Barbara, CA 93101

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Gravity Power is a pre-revenue company developing highly efficient energy storage technology that reduces carbon emissions while being easily scalable for global markets.

TEAM



Steve Taber
Chairman & CEO, Serial Entrepreneur in Renewable Energy

A leading developer of energy efficiency and renewable energy projects throughout the world. Led the industry in numerous areas of innovation, including business models, renewable energy technologies, and financing techniques.





Robert B. Weisenmiller, Ph.D.
Director

Former Chair of the California Energy Commission and one of the world's leading voices on energy. Helped shape California's pioneering energy policies. Co-founded and managed MRW & Associates, to assist organizations in strategic planning, policy development, energy market analysis and regulation, power pricing for qualifying facility projects, marginal cost analysis, rate design, and implication of utility mergers.





Jim Fiske
CTO, Serial Entrepreneur, Technologist, Inventor

Experienced in digital image processing hardware design, digital electronics, computer design, CAD software development, electro-mechanical system design, maglev transportation, energy storage, and low-cost space launch.





Thomas Mason
Board Member

President of CalEnergy in mid 1990s and EVP of Calpine Corp and President of Calpine Power Company from 1999 to 2006. Constructed and acquired power plants through that period, operating 92 gas fired and geothermal power plants in 2006.





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Gravity Power has also built a strong advisory board, including globally recognized experts in energy markets, regulatory policies, control theory, system analysis, generation scheduling and control, power grid control, hydroelectric systems engineering, underground engineering and construction, and sealing technologies.

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Bloomberg New Energy Finance (NEF)

Global Energy Market to Grow 15-Fold by 2030

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Canary Media

Investors Are Pouring Money Into Grid Storage Startups

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Utility Dive

Global Energy Storage Investment Jumped 55% in 2022 as Funds Shifted From Private Equity to Public Markets

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